                                                                       EXHIBIT A

                  VOCALTEC ANNOUNCES THIRD QUARTER 2009 RESULTS

    CONTINUED IMPROVEMENT IN REVENUE AND REDUCTION IN NON-GAAP OPERATING LOSS

HERZLIA, Israel-(BUSINESS WIRE)-VOCALTEC COMMUNICATIONS LTD. (NASDAQCM:VOCL)
(the "Company" or "VocalTec"), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, today reported results for the third quarter ended September 30, 2009.

Revenues for the third quarter of 2009 were $1.9 million, an increase of 30%
over the $1.5 million reported in the second quarter of 2009. The improved revenue level in the quarter was due to continued growth in product sales.

Gross margin for the third quarter of 2009 was 64% compared with 67% for the second quarter of 2009, above the Company's normal expected level of 60%.

On a non-GAAP basis, excluding amortization of intangible assets and share based compensation expenses, the operating expenses in the third quarter were $1.6 million compared with $1.7 in the prior quarter. Non-GAAP operating loss in the third quarter of 2009 was reduced to $0.4 million compared with $0.7 million in the prior quarter.

On a non-GAAP basis, net loss for the third quarter was $0.4 million or $0.07 per share, compared with a net loss of $0.7 million, or $0.12 per share, in the second quarter of 2009. Net loss on a GAAP basis for the third quarter of 2009 was $0.7 million or $0.12 per share, compared with a net loss of $1.0 million, or $0.17 per share, in the second quarter of 2009.

As of September 30, 2009, the Company had net cash and cash equivalents, short-term bank deposits and restricted cash, in the amount of $11.1 million, or
$1.93 per share, compared with $11.4 million, or $1.99 per share as of June 30,
2009.

Commenting on the results, Ido Gur, the VocalTec's President and CEO, said, "Our results represent another quarter of improved parameters, both on the top and bottom line, and we are pleased with our performance. We also achieved a milestone by surpassing 100 customers further broadening our customer-base and providing us a solid basis for our long-term performance and growth."

Mr. Gur further commented, "Our results testify that the efforts we have put in place over the past year have borne fruit. Given that our fourth quarter is seasonally strong, we are in a comfortable position to achieve our target of revenue growth in 2009 over that of 2008. In addition, our cash position, standing at over $11 million, places us in a position to take advantage of opportunities that will provide us with additional future growth engines in the medium to long-term, which we are very much focused on pursuing."

CONFERENCE CALL

Mr. Ido Gur, President and CEO of VocalTec, invites investors to participate in a conference call scheduled for later today, Thursday, November 5, 2009. The conference call will be held at 9:00am ET. On the call, VocalTec's management will review and discuss the third quarter results of operations and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers, 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553

ISRAEL Dial-in Number: 03 918 0664

INTERNATIONAL Dial-in Number: +972 3 918 0664

For those unable to listen to the live call, a replay of the call will be available from a link in the investor relations section of VocalTec's website, at: www.vocaltec.com

ABOUT VOCALTEC

VocalTec Communications (NasdaqCM:VOCL) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers. VocalTec is led by a management team comprised of respected industry veterans.

www.vocaltec.com

FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of
1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the
Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange
Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

CONTACTS:

VOCALTEC                            GK INVESTOR RELATIONS
Gali Rosenthal                      Kenny Green
+972 9 970 3805                     (646) 201-9246
gali@vocaltec.com                   vocaltec@gkir.com

                             ** TABLES TO FOLLOW **

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                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)

                                                  Sep 30        December 31
                                                   2009            2008
                                                ----------      ----------

Current Assets
     Cash and Cash equivalents                       3,129           5,090
     Short term bank deposits                        6,000           9,900
     Restricted cash                                 1,940             554
     Trade receivables, net                            414             214
     Other receivables                                 485             483
     Severance pay funds                                 9             489
     Inventories                                        19              38
     Work in progress                                  167               -
                                                ----------      ----------
                  Total Current Assets              12,163          16,768

Severance pay funds                                    766             618
                                                ----------      ----------
Equipment, net                                         439             614
                                                ----------      ----------
Intangible assets, net                                 142             160
                                                ----------      ----------
                  Total Assets                      13,510          18,160
                                                ==========      ==========

Current Liabilities
     Trade payable                                   1,197           1,707
     Accrued expenses                                2,713           3,300
     Accrued severance pay                              11             756
     Deferred revenues                                 807             885
                                                ----------      ----------
                  Total Current Liabilities          4,728           6,648
                                                ----------      ----------
Long Term Liabilities
     Accrued severance pay                           1,024             870
                                                ----------      ----------
                  Total Long Term                    1,024             870
                                                ----------      ----------
Total Liabilities                                    5,752           7,518
                                                ----------      ----------

Shareholders Equity
     Share capital                                     214             213
     Other comprehensive income                         14              76
     Additional paid-in capital                     95,758          94,761
     Treasury stock                                   (669)              -
     Accumulated deficit                           (87,559)        (84,408)
                                                ----------      ----------
                  Total Shareholders Equity          7,758          10,642
                                                ----------      ----------
Total Liabilities and Shareholders Equity           13,510          18,160
                                                ==========      ==========

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                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  Reconciliation of GAAP to non GAAP results *
                      All data in thousands of U.S. dollars

                                                    Three months ended
                                                --------------------------
                                              September 30,      June 30,
                                                ----------      ----------
                                                   2009            2009
                                                ----------      ----------
                                               GAAP results    GAAP results
                                              (as reported)    (as reported)
                                                ----------      ----------

Sales
     Product                                         1,270             834
     Services                                          644             640
                                                ----------      ----------
                                                     1,914           1,474
                                                ----------      ----------
Cost of sales
     Product                                           552             316
     Services                                          142             166
                                                ----------      ----------
                                                       694             482
                                                ----------      ----------
Gross profit                                         1,220             992
                                                ----------      ----------

Operating Expenses
     Research and development, net.                    624             697
     Selling and marketing                             778             767
     General and administrative                        535             508
     Amortization of intangible assets                   6               6
                                                ----------      ----------
     Total Operating Expenses                        1,943           1,978
                                                ----------      ----------

Operating loss                                        (723)           (986)
                                                ----------      ----------

Financial Income (expense), net                         27              (5)
                                                ----------      ----------
Net loss                                              (696)           (991)
                                                ==========      ==========

GAAP net loss                                         (696)           (991)
Adjustments

Amortization of intangible assets
     included in operating expenses                      6               6

Equity based compensation expense
     included in cost of sales                           5               5
     included in research and development               94              93
     included in sales and marketing                    62              62
     included in general and administrative            158             167
                                                ----------      ----------
Non-GAAP net loss                                     (371)           (658)
                                                ==========      ==========

*    To supplement our consolidated financial statement presented in accordance with generally accepted accounting principles (GAAP), we use NON-GAAP measures of operating results, net income, which are adjusted from results based on GAAP to exclude the expense we recorded for share-based compensation and amortization of intangible assets. These NON-GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future.
     Specifically, we believe the NON-GAAP results provide useful information to both management and investors as these NON- GAAP results exclude matters that we believe are not indicative of our core operating results. Further, these NON-GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These NON-GAAP measures may be different than the NON-GAAP measures used by other companies.

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